ALEXANDER M. DONALDSON

adonaldson@wyrick.com

April 8, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Scot Foley

Re:	Furiex Pharmaceuticals, Inc.

Information Statement on Form 10-12B, filed February 24, 2010

File No. 001-34641

Dear Mr. Foley:

We write this letter on behalf of our client Furiex Pharmaceuticals, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated March 25, 2010. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Summary

General

1.	Please balance the discussion of the positive attributes of your business, your pipeline products and the reasons for the spin-off with any negative aspects of your business, as well as the risks and obstacles related to the spin-off and the implementation of your business strategy.

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April 8, 2010

We have provided additional disclosure on pages 1 through 3 about the risks faced by Furiex.

Our Company, page 1

2.	Please explain the basis for your belief that your approach is novel and that expedites research and development decision-making and shortens development timelines.

We have provided additional disclosure on page 1 regarding Furiex’s approach to its business.

Risk Factors

“We might not realize the potential benefits from the spin-off. . .,” page 10

3.	Please briefly describe the anticipated benefits of the spin-off in this risk factor.

We have provided the requested disclosure on page 11.

“The ownership by our executive officers and some of our directors of shares of common stock and/or options to purchase common stock of PPD. . .,” page 13

4.	Please identify your officers and directors who own or have a right to acquire shares of PPD and disclose each individual’s beneficial ownership.

We have provided the requested disclosure on page 14.

“We anticipate that we will incur losses for the foreseeable future. . .,” page 14

5.	Please quantify your net losses for each of the last three fiscal years.

We have provided the requested disclosure on page 16.

6.	We note your statement that you might need to raise capital to acquire businesses or technologies. To the extent you have any plans or agreements to acquire businesses or technologies, please describe them.

Furiex does not have any current agreements for the acquisition of any business or technology and we have provided disclosure to that effect on page 16.

“Our near-term success is largely dependent on the success of Priligy and our lead drug candidate, alogliptin. . .,” page 15

7.	In this risk factor, please state the current stage of development of alogliptin and disclose the state of FDA approval of both product candidates in the U.S.

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April 8, 2010

We have provided the requested disclosure on page 17.

“We must attract and retain key employees in order to succeed,” page 17

8.	We note your statement that you rely on the services of your senior management. In this risk factor, please identify senior management employees and any other employees that you are substantially dependent on and state whether you have key person insurance policies for any of these employees.

We have provided the requested disclosure on page 19.

“If our collaborators are not successful or are terminated by our collaborators. . .,” page 21

9.	Please identify your material collaborative agreements that are terminable on short notice.

We have provided the requested disclosure on page 22.

“We might be subject to product liability claims. . .,” page 24

10.	Please disclose the policy limitations of your liability insurance in this risk factor.

We have provided the requested disclosure on page 26.

The Spin-Off

Reasons for the Spin-Off, page 29

11.	In this discussion, please briefly describe the other strategic alternatives PPD considered before deciding to spin-off its compound partnering business.

In this discussion, we have briefly described on page 30 some of the other strategic alternatives PPD considered before deciding to spin-off its compound partnering business.

Distribution Conditions and Termination, page 35

12.	Please state the basis of your belief that you have the discretion to waive each of these conditions and still consummate this spin-off. Please also consider including risk factor disclosure to describe the potential consequences if the Board were to waive any of the conditions, e.g. the condition that the Nasdaq Global Market approve your common stock for listing, the condition that the Internal Revenue Service issue a favorable private letter ruling and that you receive an independent tax opinion, etc.

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We have provided the requested disclosure in this section on page 37 and have added an additional risk factor on page 15.

Capitalization, page 37

13.	Please ensure that December 31, 2009 historical financial information agrees to your combined balance sheet provided on page F-4.

We have made additional conforming edits to the capitalization table on page 38.

Our Business, page 38

14.	Please revise the description of alogliptin and aglogliptin-containing products to explain what a “complete response letter” is.

We have provided the requested disclosure on page 39.

15.	Please describe the types of dermatalogical indications in the anti-proliferative and anti-inflammatory areas you expect the therapeutic candidates developed by Eli Lilly to address.

We have provided the requested disclosure on page 40.

16.	We note that the chart on page 40 indicates that you have submitted a marketing application in the U.S. for Priligy. Additionally, we note your disclosure on page 43 that Janssen-Cilag received a not approvable letter from the FDA in December 2004. Please tell what the basis for the not approvable letter was in 2004 and if you have submitted a new NDA. If you have not, please tell us the basis for your statement that the current stage of development for Priligy is “Submission of Marketing Application.”

As of August 2008, the Food and Drug Administration, or FDA, amended its regulations on new drug applications, or NDAs, and abbreviated new drug applications, or ANDAs, for approval to market new drugs and generic drugs (drugs for which approval is sought in an ANDA). The final rule discontinued the FDA’s use of approvable letters and not approvable letters when taking action on marketing applications. Instead, the FDA will send applicants a complete response letter to indicate that the review cycle for an application is complete and that the application can not be approved in its present form, and informing sponsors of changes that must be made before an application can be approved, with no implication as to the ultimate approvability of the application. The basis for the nonapprovable letter received by Janssen cannot be publically disclosed pursuant to the terms of the license agreement with Janssen.

We have edited the chart on page 41 to remove Priligy from under the “Submission of Marketing Application” column for the U.S.

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April 8, 2010

We note that the December 2004 date referred to in the Staff’s comment is the month in which the NDA for Priligy was submitted by Janssen to the FDA. The not approvable letter was issued by the FDA in October 2005.

17.	Please reformat the chart on page 40 so that it is entirely visible when printed.

We have reformatted the chart on page 41 as requested.

Drug Development Industry, page 41

18.	Please identify the source or sources of the estimate of the fully capitalized cost of developing and commercializing a new pharmaceutical product.

We have provided the requested disclosure on page 41.

19.	Please provide the basis of your statement that there are multiple upcoming patent expirations valued at $75 billion through 2013. If this statistic has been published, please cite to the publication as support of your statement.

We have provided the requested disclosure on page 41.

Our Solution, page 41

20.	Please provide an explanation as to how your approach to drug development can be considered “novel.”

We have provided additional disclosure on pages 1 and 42 regarding Furiex’s approach to its business.

Our Pipeline, page 43

21.	In your discussion of Priligy, please disclose the aggregate payments received to date, the aggregate milestone payments you may receive from sales of dapoxetine, as well as an indication of the percentage of royalty payments you may earn, e.g. “low single-digits,” “high single-digits,” etc.

We have provided the requested disclosure on page 44. Please be advised that Furiex must obtain the prior consent of ALZA to the disclosure of the aggregate dollar amount of potential milestone payments. Once that consent has been obtained, the amount will be disclosed in an amended filing.

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22.	We note your statement that PPD will contribute to you all of its rights and obligations with respect to dapoxetine. Please describe all of the obligations referenced and any rights in addition to the rights to receive royalties and milestone payments.

We have provided the requested disclosure on page 44.

23.	In your discussion of alogliptin, please disclose the aggregate payments to date and provide an indication of the percentage of royalty payments you may earn if the FDA grants approval to an NDA containing this compound, e.g. “low single-digits,” “high single-digits,” etc. Additionally, we note your statement that PPD will contribute to you all of its other rights and obligations with respect to Takeda’s DPP4. Please describe each of these rights and obligations.

We have provided the requested disclosure on page 45.

24.	Please define the acronym EMEA.

We have provided the requested disclosure on page 45.

25.	In your discussion of the two compounds you are developing with Janssen Pharmaceutica N.V., please disclose the aggregate payments to date and provide an indication of the percentage of royalty payments you may earn on sales of each compound if approved for marketing, e.g. “low single-digits,” “high single-digits,” etc.

We have provided the requested disclosure on page 46.

26.	In your discussion of PPD 10558, please explain, using plain English, what the affliction “dyslipidemia” is.

We have provided the requested disclosure on page 46.

27.	Please revise the description of your agreement with Ranbaxy Laboratories to disclose the aggregate payments to date, potential aggregate milestone payments and an indication of the royalty percentage.

We have provided the requested disclosure on page 46.

28.	Please revise the description of the agreement with Magen BioSciences to disclose the aggregate amounts paid/received to date, aggregate potential milestone payments and royalty range.

We have provided the requested disclosure on page 47. Please be advised that Furiex must obtain the prior consent of Eli Lilly to the disclosure of the aggregate dollar amount of potential

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milestone payments. Once that consent has been obtained, the amount will be disclosed in an amended filing.

Our Patents and Other Proprietary Rights, page 45

29.	Please identify all material patents or groups of related patents, identify your product candidates that are dependent on these patents, and disclose the jurisdiction and scheduled expiration dates. You may do this in either narrative or tabular form.

We have provided the requested disclosure on page 47.

30.	To the extent that any of the material patents are licensed from third parties, identify the licensor and disclose when the license expires.

We have provided the requested disclosure on pages 47 and 48.

Manufacturing and Supply, page 46

31.	To the extent you obtain products or materials from sole source suppliers or other parties upon which you are substantially dependent, please identify the manufacturer or supplier and the product that is dependent on the agreement. Additionally, describe the material terms and file the agreements as exhibits. If you believe you are not required to file them, please provide the basis for your determination.

Furiex has not identified any manufacturer or supplier, nor filed the agreements as exhibits, because, based on a review of its business, Furiex does not believe it is currently substantially dependent on any sole source suppliers or other parties. We have added disclosure to this section on page 49 to clarify this point.

Government Regulation, page 47

32.	Please provide additional disclosure about the regulatory requirements imposed on you in foreign countries. We note that Priligy has been approved for marketing in ten countries outside the United States. To the extent that any of these countries has a material effect on your business or operations, you should describe the effects of any of these regulations and explain the effects on your business.

We have provided a paragraph of additional disclosure on page 50 about the regulatory requirements imposed on Furiex in foreign countries and the material effects of these regulations generally on its business. This disclosure focuses on the European Union, which represents the most important foreign market for the company, although not nearly as important as the United States. Furiex respectfully submits that none of the individual countries in which Priligy has been approved has a material effect on its business.

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Management’s Discussion and analysis of Financial Condition and Results of Operations

Executive Overview, page 52

33.	Your disclosure “the timing and amount of any future expenses, completion dates, and revenues related to our drug candidates is not readily determinable due to the early stage of these development programs.” Refer to your disclosures on page F-10 that the fair value of IPR&D is determined “by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to present value”, and in Note 5 to the combined financial statements. Please clarify why you can estimate this information for acquired technology but this information is not readily determinable for your drug candidates.

We have revised the disclosure on page 56 to change the language and provide additional disclosure of anticipated expenditures.

Results of Operations, page 56

34.	Please revise your discussion to quantify the research and development expenses that were incurred by each of your projects. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

We have revised the disclosure on pages 60 and 62 to include a discussion to quantify the research and development expenses that were incurred for each of Furiex’s projects.

Contractual Obligations, page 62

35.	Please revise your contractual obligations table to include your estimated future milestone obligations and royalty payments under the existing collaboration agreements. Provide a footnote describing the methods and assumptions utilized to estimate these payments. If you do not believe that these payments should be shown in the contractual obligations table, state this fact and expand your disclosure in the liquidity and capital resources section, to the extent material, the amount and timing of milestones and royalties that have been paid and are reasonably likely to be paid.

We have revised the paragraph below the Contractual Obligations table on page 65 to include a statement that these payments have not been reflected in the table due to the uncertainty regarding the potential amounts and timing of payments and have expanded our disclosure under “Liquidity and Capital Resources” on pages 62 to 64.

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Management

Management, page 71

36.	Please disclose Mr. Covington’s employment history from 2008 to 2010.

We have provided the requested disclosure on page 74.

Board Committees, page 73

37.	Please indicate the number of members of each of the three Board committees, if you have determined such.

We have provided the requested disclosure on pages 76 to 77.

38.	Please state whether you expect that one of the members of your Audit Committee will qualify as an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K. If one or more of the current members of your Board does so qualify, please revise your disclosure to identify the member(s).

We have provided the requested disclosure on page 76.

Executive Compensation

Potential Payments Upon Termination or Change in Control, page 85

39.	Please include a table disclosing the amounts payable to each named executive officer upon a termination or change in control. We refer you to Item 402(j) of Regulation S-K.

We have provided the requested disclosure on page 88. Please be advised that the dollar amounts of benefits payable are not calculable at this time and will be provided in an amended filing.

Combined Financial Statements of Furiex Pharmaceuticals, Inc.

1. Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-9

40.	It appears that your agreements in connection with the out-licensing of compounds contain multiple revenue-generating activities as described in FASB ASC 605-25. Please tell us how you have complied with the accounting guidance and the disclosure requirements of this subtopic.

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Furiex’s out-license agreements require the licensor/collaborator to pay Furiex an up-front milestone payment at the time the license/collaboration agreement is signed. The out-licensing agreements call for the licensor/collaborator to bear all of the costs of future development and marketing associated with the related drug compound. As a result, Furiex will not perform any research and development activities under the out-license agreement, nor will it be engaged as a contract manufacturer by the licensor/collaborator (i.e., Furiex does not have any arrangements such as the one described in Example 6 of FASB ASC 605-25-55-37 or any of the other examples in that sub-topic). Accordingly, Furiex believes the only deliverable under the agreement is the out-licensing of intellectual property in exchange for an up-front payment at the time the agreement is signed. Since we believe that we only have one deliverable, we believe the related disclosure requirements in FASB ASC 605-25 regarding multiple element arrangements are not relevant. However, Furiex will include such disclosures in the future if any multiple element arrangements are entered into. Please note that no up-front payments were received during the three years in the period ended December 31, 2009. In addition to up-front payments, Furiex is also entitled to development milestone payments from the licensor/collaborator if and when the licensor/collaborator is able to obtain regulatory approval for the related drug compound. Furiex is also entitled to the receipt of royalty payments if and when the licensor/collaborator is able to bring the drug compound to market and generate sales.

2. Acquisitions and Dispositions

Dispositions, page F-13

41.	Please describe the terms under which you have the right to receive a percentage of future revenues in connection with the disposition of PPD Biomarker.

We have added on page F-14 a description of the terms under which PPD has the right to receive a percentage of future revenues in connection with the disposition of PPD Biomarker. Please be advised that because it is PPD and not Furiex that is entitled to payment, we believe that the amount of the royalty to be received by PPD is irrelevant to a Furiex investor.

9. Income Taxes, page F-21

42.	Please disclose the amounts and expiration dates of operating loss and tax credit carryforwards in accordance with FASB ASC 740-10-50.

We have provided the requested disclosure on page F-21.

Financial Statements of Magen Biosciences

3. Commitments and Contingencies

License Agreements, page F-42

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43.	Please revise your disclosure to describe the provisions that survived termination. In addition, clarify whether these provisions were transferred to PPD.

We have removed the sentence from page F-43 indicating that certain provisions survived termination, because the provisions referred to in the original disclosure were not significant.

*  *  *  *  *

Please be advised that we have made additional revisions to the Information Statement to reflect updates to various disclosures.

Furiex Pharmaceuticals, Inc. respectfully submits that the foregoing discussions and amendments to the Information Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc: Marshall Woodworth